Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

April 28, 2025

Kalkidan Ezra

Law Clerk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flat Rock Enhanced Income Fund, Registration Statement on Form N-2 (File Nos. 333-264791 and 811-23798)

Dear Ms. Ezra:

On February 28, 2025, Flat Rock Enhanced Income Fund (the “Fund” or the “Registrant”) filed Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 pursuant to Rule 486(a) under the Securities Act of 1933, as amended. The Registrant has revised the disclosure in its prospectus and statement of additional information in response to oral comments provided by you on April 11, 2025. Please find below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Eversheds Sutherland (US) LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus and statement of additional information.

Prospectus Summary

Comment 1.	Referring to the seventh paragraph in the section “Investment Objective and Policies,” please confirm that the disclosure refers to registered investment companies. If it does not, please clarify what types of investment companies are being referred to.

Response.	The Registrant has revised this disclosure to clarify that the disclosure refers to registered investment companies.

Comment 2.	Referring to the “Summary of Risks” section, with respect to the sixth bullet point from the end of the list under “Risks Related to Our Investments,” please consider providing what types of investment companies the Fund may invest in besides exchange-traded funds (“ETFs”).

Response.	The Registrant anticipates that, when investing in other registered investment companies as part of its investment strategy, the Fund will invest primarily in ETFs. The Fund has revised the summary risk to indicate that the Fund may invest in other registered investment companies, such as ETFs.

Fund Expenses

Comment 3.	Please provide a completed fee table and expense example for our review.

Response.	The Registrant has provided a completed fee table and expense example supplementally to the Staff.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Kalkidan Ezra April 28, 2025 Page 2

Investment Objective, Policies and Strategies

Comment 4.	Referring to the third paragraph under the heading “Valuation Policies and Procedures,” please consider adding a third-party valuation risk related to this disclosure.

Response.	The Registrant has added disclosure to its valuation risk factor (A significant portion of our investment portfolio will be recorded at fair value as determined in good faith pursuant to our valuation policies and procedures and, as a result, there will be uncertainty as to the value of our investments) stating the following:

Additionally, the Adviser has engaged third party pricing and valuation firms to assist in determining the fair value of the Fund’s assets. The Adviser’s ability to value the Fund’s investments in an accurate and timely manner may be impacted by technological issues and/or errors by these third party service providers.

Risk Factors

Comment 5.	Please clarify the reason for the removal of several paragraphs regarding market instability; investment illiquidity; global social and political tensions and interest rates; and the effects of the above on the United States and global economies.

Response.	The Registrant removed the referenced disclosures because they were redundant to other risk disclosures already included in the Fund’s risk factors.

Comment 6.	Please clarify why disclosure regarding the risk of an inability to raise substantial funds was removed.

Response.	The Registrant removed the referenced risk factor because it believes the risk factor is no longer relevant to the Fund.

Certain Federal Income Tax Matters

Comment 7.	Referring to the disclosure under “Controlled Foreign Corporations,” please confirm whether the Fund currently has or intends to form any subsidiaries to implement its strategy.

Response.	The Registrant confirms that the Fund does not currently have or intend to form any subsidiaries to implement its investment strategies.

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Should you have any questions concerning this response, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc: Krisztina Nadasdy, Eversheds Sutherland (US) LLP